January 11, 2011

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Linda Cvrkel, Branch Chief
Jean Yu, Staff Accountant
Claire Erlanger

Re:	Hawaiian Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 18, 2010
File No. 001-31443

Ladies and Gentlemen:

Hawaiian Holdings, Inc. (the “Company”) submits this letter in response to the comment contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated December 28, 2010 (the “Comment Letter”) relating to the above referenced filing.

Form 10-K for the fiscal year ended December 31, 2009

Compensation Discussion and Analysis

1.                                      We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response:

We respectfully inform the Staff that we did not include disclosure in response to Item 402(s) of Regulation S-K as we concluded that risks arising from our compensation practices and policies for our employees are not reasonably likely to have a material adverse effect on our business.

In evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, our management and Compensation Committee, in conjunction with outside legal counsel, conducted a review of our compensation policies and practices to assess whether such policies and practices as they relate to our employees are reasonably likely to have a material adverse effect on us. We paid particular attention to programs that allow for variable payouts where an employee might be able to influence payout factors and programs that involve our executives.  Following this review, members of the Company’s management concluded that potential risks arising from these policies and practices were not reasonably likely to have a material adverse effect on the Company.  Following this process, the Company determined that no disclosure was required by Item 402(s) of Regulation S-K.

Statement of Operations, page 50

2.                                      We note your classification of the litigation settlement received from Mesa in 2008 as part of operating income.  Please explain to us why you believe it is appropriate to present this settlement as operating income.

Company Response:

During 2008, the Company recorded an operating gain of $52.5 million in connection with its settlement of litigation with Mesa Air Group, Inc. (Mesa).  The Company classified the litigation settlement on a separate line as a component of operating income as the settlement was compensating the Company for lost earnings.  Specifically, during the period in which Mesa was operating as go! Airlines, a direct interisland competitor of the Company whose business model was proven to be based on information obtained from the Company in violation of its confidentiality agreement with Hawaiian Airlines, Inc., the Company’s results were significantly reduced on a revenue and operating income basis and the settlement compensates the Company for those losses.  In its 2008 and 2009 Annual Reports on Form 10-K, the Company provided disclosure with regards to the nature of the litigation settlement, clearly indicating that it was a nonrecurring item.  We believe this presentation is consistent with the guidance in SAB Topic 5.P.3, Miscellaneous Accounting - Income Statement Presentation of Restructuring Charges, which states that charges which relate to activities for which the revenue and expenses have historically been included in operating income should generally be classified within operations, and separately disclosed if significant.

Notes to the Financial Statements

— General

3.                                      We note from your disclosures in your Form 10-K for the year ended December 31, 2009 that you lease a significant amount of your aircraft.  Please tell us if any of the aircraft lease agreements have lease return provisions.  If so, please tell us how you are accounting for these potential lease return costs. See guidance in Chapter 4.52 to 4.54 in the AICPA Audit and Accounting Guide for Airlines.

Company Response:

Generally, all of the Company’s aircraft lease agreements contain lease return provisions, which include the required maintenance status and physical condition of the aircraft at lease expiry.  Most leases, for example, provide that aircraft must be returned to the lessor fresh from an airframe overhaul event and with more than 18 months available time before the next major scheduled airframe overhaul event. Some aircraft components will require maintenance activity at the end of the lease term to restore the status above a minimum threshold of 50% of its life; or if not, then in some instances the Company has an option to provide economic adjustment compensation to offset the shortfall.  Engines follow a different schedule and typically require a certain life remaining at lease return, and no more than a certain amount of activity since their last overhaul.

The Company accounts for the lease return provisions in accordance with the AICPA Audit and Accounting Guide for Airlines Chapters 4.52 to 4.54, whereby, if the aircraft and engines, based on their current forecasted usage pattern, are projected to be below the specified minimum return levels upon lease termination, the Company estimates the costs of the return provisions and accrues that expense over the period from the last airframe maintenance event to the lease termination date as contingent rent.  As of December 31, 2009, only one of the Company’s leased aircraft scheduled for return in the applicable maintenance time horizon had its last scheduled maintenance performed, which occurred during October 2009.  At that time, the Company estimated the cost of the lease return provisions and began accruing that cost over the remaining term of the lease.  At the end of each quarter, the Company reviews the estimate of the cost of the lease return provisions and records any adjustments on a prospective basis as a change in estimate.  As of December 31, 2009, the total lease return accrual totaled $220,000.

The same analysis has continued to be performed throughout 2010, and lease return cost accruals started as applicable.  The Company will disclose such policy as the accrual becomes significant starting in its Annual Report on Form 10-K for the year ended December 31, 2010.

Note 2.  Summary of Significant Accounting Policies

— Frequent Flyer Program, page 57

4.                                      We note your disclosure that in 2009, you refined the method used to calculate the fair value of the deferral rate to consider the various levels of travel awards, where previously only the lowest award level was considered.  Please tell us and disclose in future filings, the amount of any adjustments made to your frequent flyer liability or revenue recorded as a result of this revised method.  In addition, please tell us if the change in the expiration date of frequent flyer miles in September 2009 from 36 months to 18 months resulted in any adjustment to your frequent flyer liability.

Company Response:

As of October 1, 2009, the Company refined its calculation of its fair value of the deferral rate to consider the various levels of travel awards, where previously only the lowest award level was considered. The change was applied prospectively effective October 1, 2009 when the updated estimates were determined.  This change slightly decreased the fair value per mile which is used to determine the allocation of revenue between the marketing and transportation related components for sold miles by less than 5%, and resulted in a $0.5 million increase in recognized revenue during the fourth quarter of 2009, the first period it was applied. Such amount will gradually decline until the refined estimate has been applied for the entire 18-month deferral period. The increase in revenue for the twelve months ended September 30, 2010 was $1.9 million.  Appropriate disclosure will be included in our Annual Report on Form 10-K for the year ended December 31, 2010.

The change in the expiration date of frequent flyer miles in September 2009 from 36 months to 18 months resulted in a reduction in the Company’s frequent flyer incremental cost liability and a one-time benefit of $1.3 million recorded as a component of Commissions and Other Selling expense.  This was disclosed in the Quarterly Report on Form 10-Q for the nine months ended September 30, 2009.  If such change in the expiration policy impacts HawaiianMiles’ member behavior, it could then alter key assumptions used to calculate items such as the life of a mile or breakage.  However, as of December 31, 2009 given the limited time period in which the change had been effective, the Company did not have sufficient historical data available to analyze the change in customer behavior and determine if any changes to current assumptions were necessary.  The Company has continued to analyze these effects, and intends to update the assumptions related to its frequent flyer travel program, including breakage, as of October 1, 2010, which will be disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

Note 9.  Income Taxes, page 71

5.                                      We note your disclosure that the valuation allowance decreased by approximately $60.2 million for the year ended December 31, 2009 in part due to favorable changes in the Company’s tax return accounting methods.  Please explain to us the nature of the changes in your tax return accounting methods and why you believe these changes were appropriate in fiscal 2009.  Also, please tell us how these changes resulted in a decrease to the valuation allowance.

Company Response:

As of December 31, 2008, the Company was a cash tax payer with a full valuation allowance over its net deferred tax assets.  This situation resulted from the Company’s bankruptcy filing, from which it emerged in 2005, and subsequent performance in which results were not at acceptable earnings levels to support release of the valuation allowance.  In 2008, the Company had generated earnings and had significant taxable income, but not enough history to warrant release of the valuation allowance.  During 2009, as the Company generated earnings, significant deferred tax asset reversals resulted in the reduction of taxable income during the year.  These reversals resulted in a corresponding reduction in the valuation allowance on these deferred tax assets, which were previously fully reserved, and recognition of a related income tax benefit. In total for the year ended December 31, 2009, the Company recorded an income tax benefit of $60.2 million for the reduction in the valuation allowance, which included a $25.0 million partial release of the valuation allowance as of December 31, 2009. Included in this tax benefit was $18.2 million related to changes in the Company’s tax return accounting methods with the IRS to accelerate tax deductions for certain costs.  These changes primarily included changes in the tax accounting for its maintenance deposits, accelerating deductions for costs incurred related to software created internally and deductions for its repairs and maintenance.  The Company filed these tax accounting method changes during 2009 using an automatic pre-approved process with the IRS, and therefore, these changes became effective as of January 1, 2009.  In accordance with ASC Topic 740, Income Taxes, the Company properly reflected these changes as reductions in its deferred tax assets during the year that the tax accounting methods were filed and accepted by the IRS, based on applicable statutes.

6.                                      We note your disclosure that in 2009 the opening balance in deferred tax assets and the related valuation allowance was adjusted to correct for an unrecorded deferred tax asset of approximately $6.1 million and the related increase in valuation allowance.  Please explain to us the nature of this correction and why you believe it was appropriate in 2009.

Company Response:

During 2009, the Company’s deferred tax assets and related valuation allowance were adjusted by approximately $6.1 million to correct for an unrecorded deferred tax asset.  This amount primarily related to the correction of the deferred tax treatment for certain aircraft leases.  In analyzing this error during 2009, the Company concluded that the error substantially occurred prior to any of the periods presented, and would not have impacted earnings during 2009 or the period during which the error occurred as the Company had maintained through 2009, a full valuation allowance, which would have fully offset the recording of this deferred tax asset.  As a result, the error was corrected in 2009 when discovered, and had the effect of primarily impacting the disclosed amount of deferred tax assets and the related valuation allowance.

7.                                      We note your disclosure that the impact of adopting SFAS No. 141R was a reduction in the income tax expense and a corresponding increase in net income of $41.1 million for the year ended 2009. Please explain to us in further detail the underlying reason why the adoption of SFAS No. 141R resulted in an increase to net income and explain to us how you calculated or determined the amount of the adjustment made in 2009 due to the adoption of SFAS No. 141R.

Company Response:

In 2005, upon emergence from bankruptcy, the Company recorded a valuation allowance against goodwill since the transaction occurred in the form of a business combination.  Under SFAS No. 141, the Company was required to track the valuation allowance that was recorded at the time of the business combination.  The reversal of this valuation allowance was recorded to goodwill.  On January 1, 2009, the Company adopted the provisions of ASC 805 (SFAS No. 141R) which states that changes in valuation allowance are recorded as an element of income tax expense rather than goodwill (ASC 805-10-65-1).  During 2009, the Company utilized its remaining Section 382 net operating losses and other pre-emergence deferred tax assets which resulted in a decrease to the related valuation allowance.  Had the Company continued to record the change in valuation allowance to goodwill (in accordance with SFAS No. 141), the Company would have recorded $41.1 million less income for the year ended December 31, 2009.

Form 10-Q for the Quarter Ended September 30, 2010

Note 1.  Summary of Significant Accounting Policies, page 6

- Frequent Flyer Program, page 6

8.                                      We note from your disclosure that during the quarter ended March 31, 2010 you changed your estimate used to compute the fuel component of the incremental cost of providing travel awards to a 12-month forward average price to better reflect the anticipated cost of fuel in the calculation.  Please tell us why you determined it was necessary to make a change in this estimate in the first quarter of 2010 rather than for the year ended December 31, 2009. As part of your response please tell us why this change in estimate was not determined to be necessary during 2009 when you made revisions to the deferral period, deferral rate and estimated breakage.

Company Response:

During the quarter ended March 31, 2010, the Company changed its contractual relationship with the third party that was providing the Company with data used to estimate the fuel component of the incremental cost of providing travel awards.  In the process of implementing the change in the source of fuel price data, the Company reviewed its calculation of the estimate of the fuel component of the incremental cost of providing travel awards.  The Company determined that using an estimate of the 12-month forward average price would better reflect the anticipated cost of fuel in the calculation because it would correlate the fuel component of the incremental cost to the period during which the cost of providing the free travel awards would be incurred.  The Company calculated the estimated impact of the change as of December 31, 2009 to be an increase of $1.0 million to the frequent flyer liability and a corresponding increase in Commissions and Other Selling Expense, and determined that this impact was not significant.

* * * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comment and request that the Staff contact Aaron Alter of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or the undersigned at (808) 835-3610 with any questions or comments regarding this letter.  Thank you for your assistance.

Respectfully submitted,

HAWAIIAN HOLDINGS, INC.

/s/ Peter R. Ingram
Peter R. Ingram
Executive Vice President, Chief Financial Officer, and Treasurer

cc:           Aaron Alter, Wilson Sonsini Goodrich & Rosati, P.C.